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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_| Form 3 Holdings Reported

|x| Form 4 Transactions Reported

______________________________________________________

1. Name and Address of Reporting Person*

Suchar Michael J.

- --------------------------------------------------------------------------------

(Last) (First) (Middle)

c/o Coates International, Ltd.

2100 Highway #34 & Ridgewood Road

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(Street)

Wall Township New Jersey 07719-9738

- --------------------------------------------------------------------------------

(City) (State) (Zip)

_______________________________________________________

2. Issuer Name and Ticker or Trading Symbol

Coates International, Ltd.

______________________________________________________________

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

###-##-####

Suchar FORM 5 (Continued)

__________________________________________________________

4. Statement for Month/Year

April 15, 2002, as to the Form 4 transaction

January, 2003, as to this Form 5 report

__________________________________________________________

5. If Amendment, Date of Original (Month/Year)

N/A

__________________________________________________________

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

|X| Director |_ | 10% Owner

|_ | Officer (give title below) |_ | Other (specify below)

_________________________________________________________

7. Individual or Joint/Group Filing

(check applicable line)

|X| Form filed by One Reporting Person

|_| Form filed by More than One Reporting Person

_________________________________________________________

Suchar FORM 5 (Continued)

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Table I -- Non-Derivative Securities Acquired, Disposed of,

or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/15/02	N/A	P/A		400	D	$20 per sh*
Common Stock
Common Stock

5. Amount of Securities Beneficially Owned At the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
55,400[2]	D	N/A
221,600	D
20,000	I	held of record by Spouse, beneficial ownership of which is disclaimed by filer.

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* If the form is filed by more than one reporting person, see instruction

4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN

THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A

CURRENTLY VALID OMB CONTROL NUMBER.

(OVER)

SEC 2270 (9-02)

Suchar FORM 5 (Continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

=================================================

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if Any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)
				Code	V

5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)
(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

9. Number of derivative Securities Beneficially Owned at End of Fiscal Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

Suchar FORM 5 (Continued)

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Explanation of Responses:

/s/ Michael J. Suchar February 10, 2003

- --------------------------------------------- -----------------------

Michael J. Suchar

**Signature of Reporting Person Date

1 On April 15, 2002, Issuer paid Reporting Person 400 shares for services rendered.

2 On April 23, 2002, Issuer declared and effectuated a 4 for 1 forward stock split of all outstanding common shares, resulting in the aggregate 55,400 common shares becoming 221,600 common shares, including those issued to Reporting Person on April 15, 2002.

** Intentional misstatements or omissions of facts constitute Federal Criminal

Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Suchar FORM 5 02-2003